EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

May 8, 2024

AVINO REPORTS $12.4 MILLION IN REVENUES IN Q1 2024;

IMPROVES ON UNIT COSTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its consolidated financial results for the first quarter of 2024.

First Quarter 2024 Financial Highlights

●    Revenues of $12.4 million

●    Gross Profit (mine operating income) of $2.3 million, $3.1 million net of non-cash costs of sales

●    Net income of $0.6 million

●    Earnings before interest, taxes, depreciation and amortization (“EBITDA”)3 of $1.7 million

●    Adjusted earnings3 of $2.0 million, or $0.02 per share

●    Cash costs per silver equivalent payable ounce sold1,2,3 of $14.89

●    All in sustaining cash costs per silver equivalent payable ounce sold1,2,3 of $20.23

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Avino Silver & Gold Mines Ltd. – May 8, 2024 Avino Achieves $12.4 Million in Revenues in Q1 2024; Improves on Unit Costs Page 2

“In the first quarter, we continued to show steady improvement with positive net income, cash flow generation and reduced operating costs,” said Nathan Harte, Chief Financial Officer. “Unit costs and margins have improved compared to 2023, as our team has diligently worked to preserve our cost structure, as evidenced by increases to working capital of 92% since Q1 2023, and growth in our cash position of 29% since year end. Further, with stronger pricing seen subsequent to the end of the quarter in all three of our production metals, the outlook for the rest of 2024 remains very positive. Finally, we want to reiterate our confidence in our plans to advance La Preciosa with limited capital spending and look forward to updating the market on progress.”

“We have successfully implemented robust cost control strategies, despite the challenges posed by inflationary pressures, resulting in a gradual reduction in costs during the first quarter,” said David Wolfin, President and CEO. “In addition, our first quarter production results saw a notable improvement to mill throughput of 18% compared to Q4 2023, which contributed to positive overall results. Our commitment to achieving growth targets remains unwavering. We are enthusiastic with the recent advancements in the development of La Preciosa, a mineral property in its development stage boasting a substantial untapped primary silver resource in Mexico. Situated near to Avino's established operations in Durango, Mexico, the integration of La Preciosa's mineral resource inventory has notably bolstered Avino's overall NI 43-101 mineral resource portfolio to a current total of 371 million silver equivalent ounces.”

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2024	First Quarter 2023	Change	First Quarter 2024	Fourth Quarter 2023	Change
Financial Operating Performance
Revenues	$12,393	$9,825	26%	$12,393	$12,530	-1%
Mine operating income	$2,339	$1,851	26%	$2,339	$2,561	-9%
Net income	$599	$(352)	270%	$599	$563	6%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$1,713	$286	499%	$1,713	$1,120	53%
Adjusted earnings[1]	$2,057	$1,054	95%	$2,057	$1,972	4%
Cash provided by operating activities	$2,347	$448	424%	$2,347	$621	278%
Per Share Amounts
Earnings per share – basic & diluted	$0.00	$(0.00)	-%	$0.00	$0.00	-%
Adjusted earnings per share[1]	$0.02	$0.01	100%	$0.02	$0.02	-%

HIGHLIGHTS (Expressed in 000’s of US$)	March 31, 2024	March 31, 2023	Change	March 31, 2024	December 31, 2023	Change
Liquidity & Working Capital
Cash	$3,474	$2,697	29%	$3,474	$2,688	29%
Working capital[1]	$9,785	$5,109	92%	$9,785	$9,727	1%

Avino Silver & Gold Mines Ltd. – May 8, 2024 Avino Achieves $12.4 Million in Revenues in Q1 2024; Improves on Unit Costs Page 3

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$, unless otherwise noted)	First Quarter 2024	First Quarter 2023	Change	First Quarter 2024	Fourth Quarter 2023	Change
Operating
Tonnes Milled	169,575	159,757	6%	169,575	143,738	18%
Silver Ounces Produced	250,642	234,338	7%	250,642	224,723	12%
Gold Ounces Produced	1,778	2,286	-22%	1,778	1,452	22%
Copper Pounds Produced	1,347,110	1,397,637	-4%	1,347,110	1,317,793	2%
Silver Equivalent Ounces[1] Produced	629,302	678,247	-7%	629,302	558,460	13%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	610,877	506,727	21%	610,877	584,061	5%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$14.89	$14.22	5%	$14.89	$15.04	-1%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$20.23	$20.17	-%	$20.23	$21.67	-7%

1st Quarter 2024 Highlights

La Preciosa

•       On February 28, 2024, the Company provided an update on recently completed and ongoing work in connection with La Preciosa. Capital costs for 2024 are expected to be between US$3.0 – US$4.0 million and will include surface works and equipment procurement intended for the first phase of mine development for the Gloria and Abundancia Veins. Avino has the mining equipment necessary to commence operations at La Preciosa. The application for the Environmental Permit has been submitted to the relevant authorities. A further permit application will be submitted shortly after receipt of the Environmental Permit, which is required to commence the construction of the portal, haulage ramp, and the mining of the Gloria and Abundancia veins. Avino anticipates receiving these permits in the coming year. Avino is fully committed to moving this project forward as it factors prominently in the Company's 5-year growth strategy.  Recent photos from the La Preciosa property can be viewed on our website by clicking here.

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Production In line with Expectations

•         Silver equivalent production of 629,302 ounces is within our guidance range and the Company remains on track with our targeted full year production of 2.5M to 2.8M silver equivalent ounces.

Pre-Feasibility Study – Oxide Tailings Project

On February 5, 2024, the Company announced the completion of the Pre-Feasibility Study (“PFS”) for its Oxide Tailings Project (“OTP”) at the Avino Mine Operations. The completion of the PFS is a key milestone in our growth trajectory.

•         The study highlighted Proven and Probable Mineral Reserves, a first in Avino’s 57-year history, of 6.7 Million tonnes at a silver and gold grade of 55 g/t and 0.47 g/t respectively.

•         The OTP is considered one of our 3 catalysts for future growth as a gold and silver production asset

Dry-Stack Tailings Facility Completed and Operational

With the rearrangement of our handling of tailings as a result of the completed dry-stack tailings facility, which has been in use for over a year, the prior method of wet tailings deposition is no longer in use. A tab is available on our website that provides further information on our tailings management system along with videos (in English and Spanish) that can be viewed. In addition, a selection of short videos of the facility in operation can be viewed on our Company website, under Videos and Media.

First Quarter 2024 Capital Expenditures

First quarter capital expenditures company-wide were $2.0 million, compared to $3.8 million in Q1 2023, which is within the range previously disclosed in the Avino 2024 Outlook press release which can be found here on the Company’s website.

ESG Initiatives

Avino continues to strengthen and cultivate relationships with our local communities and stakeholders, as we aim to contribute in positive and meaningful ways. We consider the communities near the heart of our operations to be central to the success of our mining projects. We strive to enlighten the local youth about the benefits of mining, encouraging them to envision a future where they can pursue meaningful careers close to home.

Mexican nationals account for 100% of our mine work force. Currently, we have 490 direct jobs which includes the workers at the mine site and in our Durango offices. This translates to approximately 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area.

Qualified Person

Peter Latta, P. Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to cash cost per silver equivalent payable ounce, all-in sustaining cash cost per silver equivalent payable ounce, EBITDA, and adjusted earnings, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Measures” section of the Company’s MD&A dated May 8, 2024 for the quarter ended March 31, 2024, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Avino Silver & Gold Mines Ltd. – May 8, 2024 Avino Achieves $12.4 Million in Revenues in Q1 2024; Improves on Unit Costs Page 5

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, May 9th, 2024, at 08:00 am PDT (11:00 am EDT). Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Q1 2024 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free: 888-506-0062

International: 973-528-0011

Participant Access Code: 974717

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

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Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q1 2024, AgEq was calculated using metal prices of $23.36 per oz Ag, $2,072 per oz Au and $3.83 per lb Cu. In Q4 2023, AgEq was calculated using metals prices of $23.23 per oz Ag, $1,977 per oz Au and $3.71 per lb Cu. In Q1 2023, AgEq was calculated using metal prices of $22.56 per oz Ag, $1,888 per oz Au and $4.05 per lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.